UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

Pre-Effective Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Outdoor Specialty Products, Inc.

(Exact Name of Company as Specified in its Charter)

Nevada	46-4854952
(State of Incorporation)	(I.R.S. Employer Identification No.)

3842 Quail Hollow Drive
Salt Lake City, Utah	84109
(Address of Principal Executive Offices)	(ZIP Code)

Company’s Telephone Number, Including Area Code: (801) 560-5184

With Copies to:
Ronald N. Vance, Esq.
Pearson Butler, PLLC
1802 W South Jordan Parkway, Suite 200
South Jordan, UT 84095
ron@pearsonbutler.com
(801) 988-5862

Securities to be Registered Under Section 12(b) of the Act: NONE

Securities to be Registered Under Section 12(g) of the Act: COMMON STOCK, $0.001 par value

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act   ☐

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this Registration Statement on Form 10 may constitute forward-looking statements. The words believe, may, potentially, estimate, continue, anticipate, intend, could, would, project, plan, expect and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

●	our future financial and operating results;

●	our business strategy;

●	our intentions, expectations and beliefs regarding anticipated growth, market penetration and trends in our business;

●	the effects of market conditions on our stock price and operating results;

●	our ability to maintain our competitive technological advantages against competitors in our industry;

●	our ability to timely and effectively adapt our existing technology and have our technology solutions gain market acceptance;

●	our ability to introduce new products and bring them to market in a timely manner;

●	our ability to maintain, protect and enhance our intellectual property;

●	the effects of increased competition in our market and our ability to compete effectively;

●	costs associated with defending intellectual property infringement and other claims;

●	our expectations concerning our relationships with customers and other third parties;

●	our expectations concerning relationships between our customers and their manufacturers;

●	the impact of outbreaks, and threat or perceived threat of outbreaks, of epidemics and pandemics, including, without limitation, the coronavirus outbreak, on our sourcing and manufacturing operations as well as consumer spending;

●	risks associated with sourcing and manufacturing; and

●	our ability to comply with evolving legal standards and regulations, particularly concerning requirements for being a public company and United States export regulations.

These forward-looking statements speak only as of the date of this Form 10 and are subject to uncertainties, assumptions and business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements. Moreover, we operate in a competitive and changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form 10 may not occur, and actual results could differ materially and adversely from those anticipated or implied in our forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 10 to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this Registration Statement on Form 10 and the documents that we have filed with the SEC as exhibits hereto with the understanding that our actual future results and circumstances may be materially different from what we expect.

ii

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Corporate History

Outdoor Specialty Products, Inc. (the “Company,” “we,” or “us”) was originally incorporated in the state of Utah on January 31, 2014, and changed its domicile to the state of Nevada on February 24, 2021. The Company is and has since its inception been engaged in the business of developing, selling, and marketing products in niche markets within the specialty outdoor products marketplace. We introduced our proprietary “Reel Guard” product in 2014 and continue to offer it to customers. We intend to commence manufacturing, marketing, and selling our new SLINKOR product in the near future, pursuant to a license agreement entered into with the inventor in May 2021. We have no subsidiaries.

The Reel Guard

The Reel Guard is designed to protect fishing reels from scratching, scuffing, dents, and other damage due to dropping, resting on gravel while servicing the line, being transported with other fishing and outdoor equipment, and general wear and tear. To date, the primary application for the Reel Guard has been fly fishing reels, but we believe the Reel Guard may also be suitable for use with some deep-sea fishing reels. The Reel Guard consists of a thin, rubberized material that is attached to the outer edges of a fishing reel using special adhesive strips that hold the material in place but provide for easy removal with no damage to the reel. The Reel Guard is designed for reels with up to a 4.25-inch diameter that have square to slightly rounded edges, and the custom installation procedure makes the Reel Guard suitable for a variety of different reels. The Reel Guard was invented by Kirk Blosch, the Company’s founder and president, in 2014 to fill a need that he believed was not being met by existing products. We filed for and obtained a provisional patent for the Reel Guard in 2014 under the name “Reel Bumper Guard” and U.S. Patent No. 9,872,485 for the device was issued on January 23, 2018. We recently paid the first (fourth year) maintenance fee for the Reel Guard patent in the amount of $985 to prevent the patent from lapsing. The next maintenance fee will be due on or before July 23, 2025.

The SLINKOR

We entered into a License and Royalty Agreement (the “License Agreement”), dated as of May 4, 2021, with Stephen Smith (the “Licensor”), for another fishing product referred to as the “SLINKOR.” The SLINKOR is a slow sinking fishing sinker comprised of a smooth, egg-shaped piece of pre-molded foam with lead weights compressed into each end using a guide wire that aligns the weights and allows a fishing line to be threaded through the product. The buoyancy of the foam coupled with the calibrated weight of the lead and the movement of the water causes the SLINKOR to sink slowly to the bottom of a lake or river allowing the fisherman to control the desired depth for the bait. The SLINKOR is designed for use with flies, spinners, flatfish, and other types of bait and the weight of the SLINKOR permits the fisherman to make longer casts. The smooth egg shape of the SLINKOR is designed to let it slide along the bottom of the lake or river while resting on top of moss or bouncing over rocks and greatly reducing snags. The device permits a fisherman to run his line through the SLINKOR, attach a swivel, and run 18 to 30 inches of leader from the swivel to the bait based on the current water conditions, the desired depth, and the presence or absence of moss, rocks, and other obstacles. The SLINKOR will be available in two sizes; the large SLINKOR is 2 inches long and 1 1/4 inches wide and the small SLINKOR is 1 1/4 inches long by 1 1/4 inches wide.

The License Agreement generally grants us the non-exclusive, world-wide right to use and apply the SLINKOR technology and any intellectual property rights thereto and to make, have made, use, lease, sell, market, or otherwise dispose of the SLINKOR in all markets throughout the world, and the exclusive right to market, sell or otherwise dispose of the SLINKOR in e-commerce markets throughout the world. The License Agreement reserves to the Licensor the non-exclusive right to continue to manufacture and sell the SLINKOR in stores, at trade shows, and in other brick and mortar physical locations and to purchase completed SLINKOR products from us (to the extent available) at our cost plus 10%. In consideration for the rights granted under the License Agreement, we paid the Licensor a one time license fee in the amount of $500 and agreed to pay the Licensor the following royalties based on our net revenue from sales of the SLINKOR: (i) 20% of net revenue from product sales up to $1 Million, (ii) 15% of net revenue from product sales between $1 Million and $3 Million, and (iii) 10% of net revenue from product sales in excess of $3 Million. This summary description of the License Agreement is qualified in its entirety by reference to the License Agreement, a copy of which is filed as an exhibit to this registration statement.

Manufacturing

We own our custom injection mold for the Reel Guard, and we contract with a third party to manufacture the Reel Guard in minimum lots of 1,000 on an as needed basis. The adhesive strips used to attach the Reel Guard to the reel are manufactured by a national adhesives manufacturing company and custom ordered in pre-cut lengths from a local distributor in minimum lots of 1,000. We contract with another third party to print the Reel Guard product information card and package the Reel Guard product in sale-ready packages. Our Reel Guard inventory consists of both the raw material adhesive strips and the finished, packaged product units. We had on hand $2,106 and $2,154 in finished goods and $2,596 and $2,596 in raw materials as of September 30, 2020, and 2019, respectively

We intend to manufacture the SLINKOR at the residence of our president or in a small warehouse space that will be leased from a third party subject to availability and acceptable rental rates. We will acquire raw materials consisting of the egg-shaped foam pieces and lead weights and will use a custom hand press and a guide wire to compress the lead weights onto each end of the SLINKOR. We plan to use our existing printing and packaging contractor to print the SLINKOR product information and package the SLINKOR in sale-ready packages. We intend to manufacture an initial run of 1,000 SLINKOR units and to manufacture additional quantities as needed to meet demand.

We maintain an inventory of products which we believe is sufficient to meet demand. If we should underestimate sales and fail to timely manufacture additional quantities of our products, we could face delays in providing our products to our customers which could have a negative effect on our reputation and result in a decline in our product sales. If we should overestimate sales, we will have invested our capital in products that remain in inventory, which will have a negative effect on our financial condition and results of operations. No assurances can be given that we will be able to accurately predict sales and maintain an optimal level of inventory in our system.

Although we have purchased substantially all inventories from one supplier and have been dependent on this supplier for all inventory purchases since we commenced operations, we believe the raw materials for both the Reel Guard and the SLINKOR are available for purchase from several different sources in the open market. We also believe there are several other manufacturing, printing, and packaging services capable of performing the services provided by our current contractors at competitive prices. Our ability to timely obtain raw materials and finished goods may be affected by events beyond our control, such as the inability of suppliers to timely deliver materials due to work stoppages or slowdowns, or significant weather and health conditions (such as COVID-19). Any adverse change in our supply chain and manufacturing, such as our relationship with our third-party contractors, the financial condition of such contractors, and their ability to provide supplies and services to us on a timely basis could have a material adverse effect on our business, results of operations, and financial condition.

Marketing / Shipping

We currently market and sell the Reel Guard through our website at “outdoorspecialtyproducts.com,” where we also provide access to marketing materials, instructional videos, and installation instructions. We also list the Reel Guard for sale on eBay. To date we have sold the Reel Guard to residents of approximately 25 states and have made one sale outside the U.S. to a resident of Hungary.

We intend to market the SLINKOR on our website and to expand our website to include marketing materials and SLINKOR instructional videos created by the Licensor.

Our business is affected by seasonality, which historically has resulted in higher sales volume during the spring and summer months.

We currently only accept PayPal as the method of payment for our products. Our products are shipped via U.S. Mail promptly following confirmation from PayPal that payment for an order has been received. Shipping is included in the product price and a customer pays no additional shipping charges.

Other Products

We have taken initial steps toward the development of what we believe to be a unique fishing rod product that involves the ability to attach different upper fly rod portions of varying lengths and weights to a single rod butt handle that results in a light weight, multi purpose fly rod. We have conducted preliminary research regarding the patentability of the proposed product and believe we may be able to obtain patent protection for the product, although no assurances can be given that the product will be developed or that patent protection will be obtained. We have halted our efforts regarding the development of this new product until such time as we have sufficient capital on hand to proceed with its development.

We were formed with the belief that there is an underserved marketplace in the outdoor sporting goods space which can be exploited from multiple fronts. In addition to the Reel Guard and the SLINKOR, we intend to investigate opportunities to develop additional products and to market third party products in the outdoor sporting goods space on our website.

Intellectual Property

We hold a U.S. patent on our Reel Guard. We do not hold patents on any other products, and we do not currently hold any trademarks. No assurance can be given that our patent will provide sufficient protection against potential competitors and we may be unable to successfully assert our intellectual property rights, or these rights may be invalidated, circumvented, or challenged. Any such inability or a successful intellectual property challenge or infringement proceeding against us, could have a material adverse effect on our business.

Facilities

Our operations are currently conducted from at the residence of our president. Our facilities are furnished at no cost and consist of the shared use of approximately 500 square feet of office space and assembly/storage space. In connection with the commencement of manufacturing of the SLINKOR, we intend to investigate the desirability of leasing a small assembly, storage, and office space from a third party.

Competition

The outdoor specialty products industry is intensely competitive with respect to price, quality, features, and durability, and it is often difficult to entice customers to try a new product. Many of our competitors are well-established companies with name brand recognition and almost all our competitors have substantially greater financial and other resources than do we. Such competitors include many national and regional companies and most of our competitors have been in existence for a substantially longer period than have we and are better established. As such, there can be no assurance that we will be able to compete effectively in our chosen market. In addition, a change in the pricing, marketing or promotional strategies or product mix of one or more of these competitors could have a material adverse impact on our sales and earnings.

Government Regulation

Our operations are subject to numerous federal, state, and local government regulations. The failure to comply with such requirements or increase in the cost of compliance could adversely affect our operations. We are also subject to federal and state environmental regulations, but these have not had a material effect on our operations to date. Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements, and overtime.

Employees and Consultants

We do not currently have any employees other than our founder and president. The loss of our president, would have a material adverse impact on our business and there is no assurance that we could locate a qualified replacement. We have not entered into an employment agreement with our president and we do not carry “key man” life insurance on his life.

Financing

During 2014, we sold 285,747 shares of our common stock to accredited investors in a private placement at a price of $0.35 per share. We received proceeds from the placement in the amount of approximately $100,011, which we used to assist with the funding of our operations from 2014 through 2020, by which time the funds had been exhausted. On or about January 4, 2021, we entered into a line of credit loan with Kirk Blosch, our president and principal stockholder, in order to fund our ongoing operations. Under the terms of the line of credit loan, Mr. Blosch has agreed to advance us up to $40,000 at an interest rate of 3.5% per annum. The line of credit loan is repayable not later than December 31, 2021. As of June 30, 2021, $12,750 had been advanced to us under the line of credit loan, with another $10,000 advanced in July 2021, and no repayments had been made.

ITEM 1A. RISK FACTORS

As a smaller reporting company, the registrant has omitted the disclosure required under this item.

ITEM 2. FINANCIAL INFORMATION

You should read the following discussion in conjunction with our financial statements, which are included elsewhere in this registration statement.

The following discussion contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as anticipate, estimate, expect, project, intend, plan, believe, and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide forward-looking statements in other materials we release to the public.

Overview

We are and have since our inception in 2014 been engaged in the business of developing, selling, and marketing products in niche markets within the specialty outdoor products marketplace. We introduced our proprietary “Reel Guard” product in 2014 and continue to offer it to customers. We intend to commence manufacturing, marketing, and selling our new SLINKOR product in the near future, pursuant to a license agreement entered into with the inventor in May 2021.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the world. While the disruption is currently expected to be temporary, there is uncertainty around its duration. As a result of COVID-19 mobility restrictions globally, there have been changes in consumer behavior. We expect these changes in behavior to continue to evolve as the pandemic progresses. The impacts seen to date may continue to create a wider range of outcomes as consumer behaviors and mobility restrictions continue to evolve.

The report of our auditor and our financial statements contain a going concern limitation based on our failure to generate sufficient revenue to produce net income and on our limited operating history. These factors, among others, indicate that there is a substantial doubt about our ability to continue as a going concern for a reasonable period of time. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to obtain profitability. We believe the addition of our new SLINKOR product will result in increased sales and additional cash flow although no assurances can be given that the SLINKOR will be accepted in the marketplace or that its addition to our product line will actually result in increased sales.

Amounts included in the following discussion as of June 30, 2021, and for the nine months ended June 30, 2021, and 2020 are unaudited.

Results of Operations

Sales

From our inception in 2014 through the present, our revenues have resulted solely from sales of our proprietary Reel Guard product and our costs of sales also relate solely to that product. Total sales for the year ended September 30, 2020 were $548, compared to $413 for the year ended September 30, 2019, an increase of $135, or approximately 32.7%. We believe the increase in sales resulted from increased public awareness of the Reel Guard product, primarily through word of mouth since we do not engage in advertising other than through our website. Total sales for the nine months ended June 30, 2021 were $193, compared to $438 for the nine months ended June 30, 2020, a decrease of $245, or approximately 55.9%. We believe the decrease in sales resulted from the slower pace of sales during the colder fall and winter months and that sales may also have been adversely affected by travel restrictions caused by the COVID-19 pandemic.

Cost of Sales

Cost of sales for 2020 was $48, compared to $32 for 2019, an increase of $16, or 50%. Cost of sales for the nine months ended June 30, 2021, was $17, compared to $38 for the nine months ended June 30, 2020, a decrease of $21, or 55.3%. The increase in cost of sales in 2020 is primarily attributed to the increase in sales discussed above and the decrease in cost of sales for the nine months ended June 30, 2021, is primarily attributable to the decrease in sales described above. Cost of sales as a percentage of sales for 2020 and 2019 was approximately 8.8% and 7.7%, respectively. Cost of sales as a percentage of sales for the nine months ended June 30, 2021, and 2020 was approximately 8.8% and 8.7%, respectively. Cost of sales as a percentage of sales has remained fairly constant since we sell only one product and the sales price and manufacturing costs have not changed significantly.

General and Administrative Expenses

General and administrative expenses were $12,324 for 2020, compared to $13,686 for 2019, a decrease of $1,362 or approximately 10%. General and administrative expenses were $27,270 for the nine months ended June 30, 2021, compared to $10,700 for the nine months ended June 30, 2020, an increase of $16,570 or approximately 154.9%. The increase in these expenses in the nine months ended June 30, 2021 is primarily attributable to an increase in our legal and accounting expenses in connection with our change of corporate domicile from Utah to Nevada and ongoing work on this registration statement.

Depreciation and Amortization Expense

Depreciation and amortization expenses currently are not material to our business. Depreciation expense was $757 for 2020 and $757 for 2019 resulting from the depreciation of our injection molds for the Reel Guard product using the straight-line method over the useful life which is determined to be seven years. Amortization expense was $382 for 2020 and $355 for 2019 resulting from the amortization of our patent over seventeen years, which is its estimated legal life.

Research and Development Expenses

Research and development expenses are not currently material to our business. We did not incur research and development expenses in either 2020 or 2019 or in the nine months ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2021, we had total current assets of $8,365, including cash of $1,847, and current liabilities of $15,693, resulting in a working capital deficit of $7,328. In addition, as of June 30, 2021, we had an accumulated stockholders’ deficit of $106,680. We have financed our operations from sales of our Reel Guard product, proceeds from our 2014 private placement, and proceeds from a short-term line of credit loan from our president and principal stockholder in early 2021.

For the year ended September 30, 2020, net cash used by operating activities was $8,637, as a result of a net loss of $11,824, reduced by depreciation and amortization of $1,139, a decrease in prepaid expense of $2,000, and a decrease in inventory of $48. By comparison, for the year ended September 30, 2019, net cash used by operating activities was $12,162, as a result of our net loss of $13,305 reduced by depreciation and amortization of $1,112 and a decrease in inventory of $31.

For the nine months ended June 30, 2021, net cash used by operating activities was $24,883, as a result of a net loss of $27,301, increased by an increase in prepaid expense of $1,416 and reduced by depreciation and amortization of $874, a decrease in inventory of $17, an increase in accounts payable of $2,736, and an increase in accrued interest of $207. By comparison with the nine months ended June 30, 2020, net cash used by operating activities was $8,593, as a result of a net loss of $10,300, increased by a decrease in prepaid expense of $821, and decreased by depreciation and amortization of $848, and a decrease in inventory of $38.

During the years ended September 30, 2020 and 2019, and during the nine months ended June 30, 2021 and 2020, we had no cash used in or provided by investing activities or financing activities except that we invested $916 in capitalized patent costs during the nine months ended June 30, 2020. For the nine months ended June 30, 2021, we had net cash provided by financing activities of $12,250 consisting of $12,750 in proceeds from the line of credit loan with our president, decreased by $500 for our repurchase of shares of common stock pursuant to a stockholder’s exercise of dissenters’ rights in connection with our change of domicile merger.

Following our incorporation in 2014, we completed the private placement of 285,747 shares of our common stock to accredited investors at a price of $0.35 per share for total proceeds of $100,011. The proceeds from the placement together with our limited product sales were sufficient to fund our operations through our fiscal year ended September 30, 2020. On January 4, 2021, we entered into a line of credit loan with our president and principal stockholder, which provides for total loans of up to $40,000 at an interest rate of 3.5% per annum, which is due not later than December 31, 2021. As of June 30, 2021, we had received proceeds from the line of credit loan in the amount of $12,750, with another $10,000 advanced in July 2021, and we had made no repayments.

We believe we have adequate funds to meet our obligations for the next twelve months from our current cash, the line of credit loan, and projected cash flows from operations. Cash flow from operations has not historically been sufficient to sustain our operations without the above additional sources of capital. Our future working capital requirements will depend on many factors, including the expansion of our product lines to include the new SLINKOR product. To the extent our cash, cash equivalents, and cash flows from operating activities are insufficient to fund our future activities, we may need to raise additional funds through private equity or debt financing. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies, and products. If additional funding is required, we may not be able to affect an equity or debt financing on terms acceptable to us or at all.

In addition, COVID-19 and related measures to contain its impact have caused material disruptions in both national and global financial markets and economies. The future impact of COVID-19 and these containment measures cannot be predicted with certainty and may increase our borrowing costs and other costs of capital and otherwise adversely affect our business, results of operations, financial condition and liquidity, and no assurance can be given that we will have access to external financing at times and on terms we consider acceptable, or at all, or that we will not experience other liquidity issues going forward.

Requirements

The Company currently has no lease obligations or requirements and has not entered into any agreements that require a commitment of cash.

Off-Balance Sheet Arrangements

As of September 30, 2020 and 2019, we did not have any off-balance sheet financing arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the financial statements, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Inventories, consisting primarily of injection molded Reel Guards and Adhesive Strips, are stated at the lower of cost or net realizable value, with cost determined using primarily the first-in-first-out (FIFO) method.

Patents

Patents consist of the cost of obtaining the patent for the Reel Guard. Our patents are amortized over their legal life (typically 17 years) and analyzed periodically for impairment in accordance with ASC 350, Intangibles – Goodwill and Other.

Revenue Recognition

When the Company sells a reel protector, it recognizes revenue in accordance with Accounting Standards Update 2014-09 (ASC 606, Revenue from Contracts with Customers). Under ASC 606, the Company recognizes revenue upon the transfer of promised goods to customers in amounts that reflect the consideration to which the Company expects to be entitled. The Company considers revenue earned when all the following criteria are met: (i) the contract with the customer has been identified, (ii) the performance obligations have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to the performance obligations, and (v) the performance obligations have been satisfied.

Property, Plant, and Equipment

The Company’s capital asset consists of molding equipment for the Reel Guard stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life which is determined to be seven years. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of any capital assets that are sold or otherwise disposed of are removed from the accounts and any gain or loss is recorded in the year of disposal.

Income Taxes

The Company follows ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has followed the guidance provided by Staff Accounting Bulletin (SAB) No. 118 to calculate the value of the deferred tax calculation and current income tax calculation to show the effect of the Tax Cut and Jobs Act of 2017. Effective January 1, 2018, the corporate tax rate is now 21 percent for all income levels.

The Company adopted changes issued by FASB which prescribed a recognition threshold and measurement attribute for financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return. Under the guidance, an uncertain income tax position must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority.

ITEM 3. DESCRIPTION OF PROPERTY

The Company’s corporate office is located at the residence of our President, Kirk Blosch, 3842 Quail Hollow Drive, Salt Lake City, UT 84109, which space is provided to us on a rent-free basis. The Company believes that the office facilities are sufficient for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of June 10, 2021. The information in this table provides the ownership information for: each person known by us to be the beneficial owner of more than 5% of our common stock; each of our directors; each of our executive officers; and our executive officers and directors as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them.

	Common	Percentage
	Stock	of Common
	Beneficially	Stock
Name and Address of Beneficial Owner	Owned (1)	Owned (1)
Ed Bailey	760,000	14.4%
4685 S. Highland Dr.
Salt Lake City, UT 84106

Kirk Blosch, President and Director (2)	4,250,000	80.4%
3842 Quail Hollow Drive
Salt Lake City, UT 84109

Director and Officer (1 person)	4,250,000	80.4%

(1)	Applicable percentage ownership is based on 5,285,747shares of common stock outstanding as of June 10, 2021. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of June 10, 2021 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Kirk Blosch is the only officer, employee and director of the Company. He has full voting and investment control of these shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the member of our Board of Director and our executive officers and the positions held by each.

Name	Age	Title
Kirk Blosch	67	President, CEO, and Chairman

Kirk Blosch was the founder and has been the sole officer and director of the Company since its inception in 2014. Since 2008 he has been the owner and principal broker of B&B Real Estate Group LLC, a Salt Lake City, Utah-based real estate firm providing sales, consulting, and development services. Mr. Blosch has over 35 years of experience in evaluating business opportunities, creating business or development plans, funding various projects, and overseeing the construction and development of real estate projects. He received his Bachelor of Science degree in organizational communication from the University of Utah in 1976.

ITEM 6. EXECUTIVE COMPENSATION

No executive compensation was paid during the fiscal years ended September 30, 2020 and 2019. The Company has no employment agreement with its officers and directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

On January 4, 2021, Kirk Blosch, the Company’s sole officer and director and principal shareholder, entered into a revolving promissory note agreement with the Company whereby the Company could borrow up to $40,000 from Mr. Blosch for operating expenses. The interest rate on funds borrowed under this line of credit is 3.5% per annum, and repayment of outstanding principal and interest advanced under the promissory note is due on or before December 31, 2021. Through June 30, 2021, the Company had borrowed an aggregate principal amount of $12,750 under this line of credit facility. Since June 30, 2021, and through July 23, 2021, Mr. Blosch advanced another $10,000. At July 23, 2021, the total amount of interest due on the advances was $251. No amounts have been repaid under the line of credit.

ITEM 8. LEGAL PROCEEDING

None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is currently quoted on the OTC PINK under the symbol “ODRS”. For the periods indicated, the following table sets forth the high and low bid prices per share of common stock furnished by OTC Market Report. The below prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	Price Range
Period	High	Low
Year Ending September 30, 2021
First Quarter	$1.75	$1.75
Second Quarter	$1.75	$1.75
Third Quarter	$1.75	$1.75
Year Ended September 30, 2020:
First Quarter	$0.00	$0.00
Second Quarter	$0.00	$0.00
Third Quarter	$0.0005	$0.00
Fourth Quarter	$1.75	$0.00
Year Ended September 30, 2019:
First Quarter	$0.15	$0.15
Second Quarter	$0.20	$0.15
Third Quarter	$0.01	$0.00
Fourth Quarter	$0.00	$0.00

As of June 10, 2021, our shares of common stock were held by approximately 68 stockholders of record. The transfer agent of our common stock is Action Stock Transfer Corporation, 2469 Fort Union Blvd #214, Cottonwood Heights, UT 84121; telephone (801) 274-1088.

Dividends

Holders of common stock are entitled to dividends when, as, and if declared by the Board of Directors, out of funds legally available, therefore. We have never declared cash dividends on its common stock and our Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of our businesses. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

As of the end of the latest fiscal year ended September 30, 2020, no compensation plans (including individual compensation arrangements) under which our equity securities were authorized for issuance was authorized. On February 8, 2021, we adopted a 2021 Stock Incentive Plan authorizing the issuance of up to 1,000,000 shares of our common stock in awards granted as incentive or non-statutory stock options, restricted stock units, stock appreciation rights, or restricted stock grants. The 10-year plan is administered by our Board of Directors. No awards have been made under the plan.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

No sales of unregistered securities were made within the past three years. In connection with our change of domicile to the State of Nevada through the merger of the Utah corporation into a Nevada corporation in February 2021, our shareholders were granted dissenters’ rights. One shareholder exercised his dissenter’s rights and we redeemed 1,429 shares held by the shareholder for $500. These shares were returned to our authorized but unissued shares.

ITEM 11. DESCRIPTION OF COMPANY’S SECURITIES TO BE REGISTERED

We are authorized to issue up to 200,000,000 shares, 190,000,000 of which are classified as common shares and 10,000,000 of which are classified as preferred. We have no shares of preferred stock issued or outstanding. Our board of directors is authorized, without shareholder vote, to designate the rights and preferences of any class of preferred stock.

Holders of our common shares are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from legally available funds. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company’s common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons’ conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

Article X of our Articles of Incorporation provides that we must pay expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by us.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements for the years ended September 30, 2020 and 2019 (audited), and for the interim nine-month periods ended June 30, 2021 and 2020 (unaudited), are included following the signature page of this registration statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)	List of all financial statements filed as part of the registration statement.

(b)	Exhibits

The following documents are included as exhibits to this report.

Exhibit No.	Description
3.1	Articles of Incorporation(1)
3.2	Articles of Merger dated February 24, 2021(1)
3.3	Bylaws(1)
4.1	2021 Stock Incentive Plan(1)
10.1	Merger Agreement dated February 24, 2021(1)
10.2	Line of Credit dated January 4, 2021(1)
10.3	License and Royalty Agreement dated May 4, 2021(1)
23.1	Auditor’s Consent(2)

(1)	Incorporated by reference from the Company’s Form 10, as filed with the Securities and Exchange Commission on June 24, 2021.

(2)	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Outdoor Specialty Products, Inc.

Date: July 28, 2021	By:	/s/ Kirk Blosch
Kirk Blosch, President

OUTDOOR SPECIALTY PRODUCTS, INC.

Balance Sheets

(Unaudited)

	June 30, 2021	September 30, 2020
Assets:
Current Assets:
Cash	$1,847	$14,480
Prepaid expense	1,833	417
Inventory	4,685	4,702
Total current assets	8,365	19,599

Property, Plant and Equipment, net	63	631

Other Assets:
Patents, net	5,102	5,408

Total Assets	$13,530	$25,638

Liabilities and Stockholders’ Equity (Deficit):
Current Liabilities:
Accounts payable	$2,736	$-
Accrued interest – related party	207	-
Line of credit – related party	12,750	-
Total Liabilities	15,693	-

Stockholders’ Equity (Deficit):
Preferred stock, $0.001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value, 190,000,000 shares authorized, 5,285,747 and 5,285,747 issued, 5,284,318 and 5,285,747 shares outstanding, respectively	5,286	5,286
Additional paid-in capital	99,731	99,731
Treasury stock (1,429 and 0 shares, respectively)	(500)	-
Accumulated deficit	(106,680)	(79,379)
Total Stockholders’ Equity (Deficit)	(2,163)	25,638

Total Liabilities and Stockholders’ Equity (Deficit)	$13,530	$25,638

The accompanying notes are an integral part of these unaudited condensed financial statements.

OUTDOOR SPECIALTY PRODUCTS, INC.

Statements of Operations

(Unaudited)

	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Nine Months Ended June 30, 2021	Nine Months Ended June 30, 2020

Revenue	$42	$138	$193	$438
Cost of sales	4	12	17	38
Gross profit	38	126	176	400

Operating Expenses:
General and administrative	10,025	1,710	27,270	10,700
Total Operating Expenses	10,025	1,710	27,270	10,700
Loss from Operations	(9,987)	(1,584)	(27,094)	(10,300)
Other Expense
Interest expense – Related Party	(112)	-	(207)	-
Net Loss	$(10,099)	$(1,584)	$(27,301)	$(10,300)
Net loss per share of common stock – basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted	5,284,318	5,285,787	5,284,318	5,285,787

The accompanying notes are an integral part of these unaudited condensed financial statements.

OUTDOOR SPECIALTY PRODUCTS, INC.

Statements of Changes in Stockholders’ Equity (Deficit)

For the nine months ended June 30, 2021 and 2020

(Unaudited)

	Common Stock		Additional Paid-in Capital	Treasury	Stock	Accumulated Deficit	Total Stock- holders’ Equity (Deficit)
	Shares	Amount		Shares	Amount
Balance, September 30, 2019	5,285,747	$5,286	$99,731	-	$-	$(67,555)	$37,462
Net loss for the three months ended December 31, 2019	-	-	-	-	-	(6,608)	(6,608)
Balance December 31, 2019	5,285,747	$5,286	$99,731	-	$-	$(74,163)	$30,854
Net loss for the three months ended March 31, 2020	-	-	-	-	-	(2,108)	(2,108)
Balance, March 31, 2020	5,285,747	$5,286	$99,731	-	$-	$(76,271)	$28,746
Net loss for the three months ended June 30, 2020	-	-	-	-	-	(1,584)	(1,584)
Balance, June 30, 2020	5,285,747	$5,286	$99,731	-	$-	$(77,855)	$27,162

The accompanying notes are an integral part of these unaudited condensed financial statements.

OUTDOOR SPECIALTY PRODUCTS, INC.

Statements of Changes in Stockholders’ Equity

For the nine months ended June 30, 2021 and 2020

(Unaudited)

(Continued)

	Common Stock		Additional Paid-in Capital	Treasury	Stock	Accumulated Deficit	Total Stock- holders’ Equity (Deficit)
	Shares	Amount		Shares	Amount
Balance, September 30, 2020	5,285,747	$5,286	$99,731	-	$-	$(79,379)	$25,638
Net loss for the three months ended December 31, 2020	-	-	-	-	-	(1,797)	(1,797)
Balance December 31, 2020	5,285,747	$5,286	$99,731	-	$-	$(81,176)	$23,841
Dissenter shares repurchased	(1,429)	-	-	1,429	(500)	-	(500)
Net loss for the three months ended March 31, 2021	-	-	-	-	-	(15,405)	(15,405)
Balance, March 31, 2021	5,284,318	$5,286	$99,731	1,429	$(500)	$(96,581)	$7,936
Net loss for the three months ended June 30, 2021	-	-	-	-	-	(10,099)	(10,099)
Balance, June 30, 2021	5,284,318	$5,286	$99,731	1,429	$(500)	$(106,680)	$(2,163)

The accompanying notes are an integral part of these unaudited condensed financial statements.

OUTDOOR SPECIALTY PRODUCTS, INC.
STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended
	June 30, 2021	June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(27,301)	$(10,300)
Adjustments to Reconcile Net Loss
To Net Cash Used by Operating Activities
Depreciation and amortization	874	848
Changes in Operating Assets and Liabilities:
(Increase) decrease in prepaid expense	(1,416)	821
Decrease in inventory	17	38
Increase in accounts payable	2,736	-
Increase in accrued interest – related party	207	-
Net Cash Used by Operating Activities	(24,883)	(8,593)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of patent	-	(916)
Net Cash (Used) by Investing Activities	-	(916)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit - related party	12,750	-
Repurchase of common shares	(500)	-
Net Cash Provided by Financing Activities	12,250	-

Net Decrease in Cash	(12,633)	(9,509)
Cash at Beginning of Period	14,480	24,033
Cash at End of Period	$1,847	$14,524

SUPPLEMENTAL DISCLOSURES:
Cash Paid During the Period For:
Interest	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of these unaudited condensed financial statements.

OUTDOOR SPECIALTY PRODUCTS, INC.

Notes to the Unaudited Condensed Financial Statements

June 30, 2021

NOTE 1: Condensed Financial Statements

The accompanying unaudited financial statements of Outdoor Specialty Products, Inc. (the “Company”) were prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. Management of the Company (“Management”) believes that the following disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and the notes thereto for the year ended September 30, 2020.

These unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments that, in the opinion of Management, are necessary to present fairly the financial position and results of operations of the Company for the periods presented. Operating results for the nine months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the year ending September 30, 2021.

NOTE 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As shown in the accompanying financial statements, the Company did not generate sufficient revenue to generate net income and has a limited operating history. These factors, among others, may indicate that there is substantial doubt that the Company will be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.  The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability.  The Company intends to seek additional funding through equity offerings to fund its business plan.  There is no assurance that the Company will be successful in raising additional funds.

NOTE 3 – LINE OF CREDIT – RELATED PARTY

During the quarter ending March 31, 2021, the Company entered into a revolving promissory note agreement with a related party which allows the Company to borrow up to a maximum of $40,000, with funds being advanced from time to time upon request by the Company. The revolving promissory note bears interest at the rate of 3.5%. The unpaid principal and interest are due on or before December 31, 2021. The balance on the line of credit at June 30, 2021 was $12,750 with accrued interest of $207.

NOTE 4 – EQUITY

During the quarter ending March 31, 2021, the Company increased its authorized common shares from 90,000,000 to 190,000,000. Also, during the quarter ending March 31, 2021, the Company repurchased 1,429 common shares for $500, and returned them to its treasury.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to June 30, 2021, the Company borrowed $10,000 on the revolving promissory note with a related party. See Note 3 for discussion of the terms of the revolving promissory note.

The Company has evaluated subsequent events from the balance sheet date through July 28, 2021, which is the date the financial statements were issued, and determined that there are no additional events requiring disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Outdoor Specialty Products, Inc.

Salt Lake City, Utah

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Outdoor Specialty Products, Inc. (the Company) as of September 30, 2020 and 2019, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses and has minimal operations which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pinnacle Accountancy Group of Utah

We have served as the Company’s auditor since 2018.

Pinnacle Accountancy Group of Utah

Farmington, Utah

January 4, 2021 (except for Note 1 “Summary of Significant Accounting Policies- Patents” and Note 3 “Long Lived Assets- Patent,”

which are dated June 18, 2021)

OUTDOOR SPECIALTY PRODUCTS, INC.
Balance Sheets

	September 30,	September 30,
	2020	2019
Assets:
Current Assets:
Cash	$14,480	$24,033
Prepaid expense	417	2,417
Inventory	4,702	4,750
Total current assets	19,599	31,200
Property, Plant and Equipment, net	631	1,388
Other Assets:
Patents, net	5,408	4,874
Total Assets	$25,638	$37,462
Liabilities and Stockholders’ Equity:
Total Liabilities:	$-	$-
Stockholders’ Equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.001 par value, 90,000,000 shares authorized, 5,285,747 shares issued and outstanding	5,286	5,286
Additional paid-in capital	99,731	99,731
Accumulated deficit	(79,379)	(67,555)
Total Stockholders’ Equity	25,638	37,462
Total Liabilities and Stockholders’ Equity	$25,638	$37,462

The accompanying notes are an integral part of these audited financial statements.

OUTDOOR SPECIALTY PRODUCTS, INC.
Statements of Operations

	For the Year Ended September 20,
	2020	2019
Revenue	$548	$413
Cost of sales	(48)	(32)
Gross Profit	500	381
Expenses:
General and administrative	12,324	13,686
Total Expense	12,324	13,686
Income (loss) from Operations	(11,824)	(13,305)
Other Expense
Total other expense	-	-
Net Loss	$(11,824)	$(13,305)
Net loss per share of common stock – basic and diluted	$(0.00)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted	5,285,747	5,285,747

The accompanying notes are an integral part of these audited financial statements.

OUTDOOR SPECIALTY PRODUCTS, INC.
Statement of Changes in Stockholders’ Equity

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance, September 30, 2018	5,285,747	$5,286	$99,731	$(54,250)	$50,767
Net loss	-	-	-	(13,305)	(13,305)
Balance, September 30, 2019	5,285,747	$5,286	$99,731	$(67,555)	$37,462
Net loss	-	-	-	(11,824)	(11,824)
Balance, September 30, 2020	5,285,747	$5,286	$99,731	$(79,379)	$25,638

The accompanying notes are an integral part of these audited financial statements.

OUTDOOR SPECIALTY PRODUCTS, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended
	September 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(11,824)	$(13,305)
Adjustments to Reconcile Net Loss To Net Cash Used by Operations Depreciation and Amortization	1,139	1,112
Changes in operating assets and liabilities:
Decrease in prepaid expense	2,000	-
Decrease in inventory	48	31
Net Cash Used by Operating Activities	(8,637)	(12,162)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of patent	(916)	-
Net Cash Used by Investing Activities	(916)	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
Net Cash Provided by Financing Activities	-	-
Net Decrease in Cash	(9,553)	(12,162)
Cash at Beginning of Period	24,033	36,195
Cash at End of Period	$14,480	$24,033
SUPPLEMENTAL DISCLOSURES:
Cash Paid During the Period For:
Interest	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of these audited financial statements.

OUTDOOR SPECIALTY PRODUCTS, INC.
Notes to Financial Statements
September 30, 2020 and 2019

NOTE 1 – Organization and Summary of Significant Accounting Policies

Organization – Outdoor Specialty Products, Inc. (the “Company”) was incorporated in the State of Utah on January 31, 2014. The Company is in the business of developing and selling outdoor products with its first product focused on a reel protector for fishing reels. The Company also will be selling third party products through its website. The Company has elected a September 30 fiscal year end.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For the purpose of the financial statements, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories – Inventories, consisting primarily of injection molded Reel Guards and Adhesive Strips, are stated at the lower of cost or net realizable value, with cost determined using primarily the first-in-first-out (FIFO) method. The Company purchased substantially all inventories from one supplier, and has been dependent on this supplier for all inventory purchases since we commenced operations. The Company has $2,106 and $2,154 in finished goods and $2,596 and $2,596 in raw materials for the years ended September 30, 2020 and 2019, respectively.

Patents – Patents consist of the cost of obtaining a patent for the Company’s reel protector. Our patents are amortized over their legal life (typically 17 years) and analyzed periodically for impairment in accordance with ASC 350, Intangibles – Goodwill and Other.

Revenue Recognition – When the Company sells a reel protector, it recognizes revenue in accordance with Accounting Standards Update 2014-09 (ASC 606, Revenue from Contracts with Customers). Under ASC 606, the Company recognizes revenue upon the transfer of promised goods to customers in amounts that reflect the consideration to which the Company expects to be entitled. The Company considers revenue earned when all the following criteria are met: (i) the contract with the customer has been identified, (ii) the performance obligations have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to the performance obligations, and (v) the performance obligations have been satisfied.

The Company earned $548 and $413 in revenue during the years ended September 30, 2020 and 2019, respectively.

Recently Enacted Pronouncements – The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its current or future earnings or operations.

Basic and Diluted Loss Per Share - Basic loss per share is computed by dividing net loss attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net income attributable to common shares for the period by the weighted average number of common and potential common shares outstanding during the period. Potential common shares are included in the calculation of diluted net income per share, when they are present in the financial statements, to the extent such shares are dilutive. During the years ended September 30, 2020 and 2019, the Company did not have any stock options, warrants, or other convertible or potentially-dilutive instruments issued and outstanding.

OUTDOOR SPECIALTY PRODUCTS, INC.
Notes to Financial Statements
September 30, 2020 and 2019

NOTE 2 – Income Tax

The Company follows ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company followed the guidance provided by Staff Accounting Bulletin (SAB) No. 118 to calculate the value of the deferred tax calculation and current income tax calculation to show the effect of the Tax Cut and Jobs Act of 2017. Effective January 1, 2018 the corporate tax rate is now 21 percent for all income levels.

Deferred tax asset and valuation allowance are as follows at September 30:

	2020	2019
Approximate net operating loss carryforward	$20,600	$17,500
Valuation allowance	(20,600)	(17,500)
Deferred tax asset	$-	$-

The components of income tax expense (benefit) are as follows:

	2020	2019
Current federal tax	$(2,500)	$(2,800)
Current state tax	(600)	(600)
Change in valuation allowance	3,100	3,400
	$-	$-

At September 30, 2020, the Company had net operating loss carryforwards of approximately $79,000 that may be offset against future taxable income as long as the “continuity of ownership” test is met. No tax benefit has been reported in the September 30, 2020 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount. The years 2017-2020 are open to examination by the IRS. No reserves for uncertain tax positions have been recorded.

The Company adopted changes issued by FASB which prescribed a recognition threshold and measurement attribute for financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return. Under the guidance, an uncertain income tax position must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority.

OUTDOOR SPECIALTY PRODUCTS, INC.
Notes to Financial Statements
September 30, 2020 and 2019

NOTE 3 – Long Lived Assets

Property, Plant, and Equipment

The Company’s capital asset consists of molding equipment stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life which is determined to be seven years. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of any capital assets that are sold or otherwise disposed of are removed from the accounts and any gain or loss is recorded in the year of disposal.

The following is a summary of property, plant, and equipment less accumulated depreciation as of September 30:

	2020	2019
Mold	$5,300	$5,300
Total property, plant and equipment	5,300	5,300
Less: accumulated depreciation	(4,669)	(3,912)
Property, plant, equipment, net	$631	$1,388

Depreciation expense for the year ended September 30, 2020 and 2019 was $757 and $757, respectively. Patent

The following is a summary of patents less accumulated amortization as of September 30:

	2020	2019
Patent	$6,943	$6,027
Total patent	6,943	6,027
Less: accumulated amortization	(1,535)	(1,153)
Patent, net	$5,408	$4,874

Amortization expense for the year ended September 30, 2020 and 2019 was $382 and $355, respectively.

Future amortization of patent are as follows:

Year Ending September 30,
2021	$408
2022	408
2023	408
2024	408
2025	408
Thereafter	3,368
$5,408

The Company has reviewed the patent for impairment and has determined that no impairment loss has been incurred. The cost is being amortized over 17 years, which is the estimated legal life of the patent. An additional $916 and $0 was incurred on the patent for the year ended September 30, 2020 and 2019, respectively.

OUTDOOR SPECIALTY PRODUCTS, INC.
Notes to Financial Statements
September 30, 2020 and 2019

NOTE 4 – Stockholders’ Equity

The Company has authorized 100,000,000 shares of stock with 90,000,000 shares designated common stock at a par value of $0.001 per share, and 10,000,000 shares designated as preferred stock at a par value of $0.001 per share. There were no equity transactions during the years ended September 30, 2020 or 2019.

NOTE 5 – Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years ended September 30:

	2020	2019
Loss (numerator)	$(11,824)	$(13,305)
Weighted average shares (denominator)	5,285,747	5,285,747
Net loss per share – basic and diluted	$-	$-

NOTE 6 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company did not generate sufficient revenue to generate net income and has a limited operating history. These factors, among others, indicate that there is substantial doubt that the Company will be able to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company intends to seek additional funding through equity offerings to fund its business plan. There is no assurance that the Company will be successful in raising additional funds. COVID-19 has not had a financial impact on the Company.

NOTE 7 – Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through January 4, 2021, the date of the financial statements were issued, and determined that there are no events requiring disclosure.